Filed by Henderson Group plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Janus Capital Group Inc.
Commission File Number: 001-15253
Date: October 3, 2016

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Janus Capital Group Inc. and Henderson Group plc

announce recommended merger of equals

Highlights

•                  Combined group, Janus Henderson Global Investors plc, will be a leading global active asset manager with AUM of more than US$320bn and a combined market capitalisation of approximately US$6bn

•                  Janus’ strength in the US markets will be combined with Henderson’s strength in the UK and European markets to create a truly global asset manager with a diverse geographic footprint which closely matches the global fund management industry

•                  Consistent cultures and corporate strategies will facilitate integration

•                  Attractive growth potential, together with annual run rate net cost synergies of at least US$110m, expected to deliver compelling value creation for shareholders

•                  Henderson and Janus CEOs will lead Janus Henderson Global Investors plc together, reflecting the importance of smooth integration in a people-focused business

•                  Combined group will apply for admission to trade on the NYSE as its primary listing, retaining Henderson’s existing listing on the ASX

•                  Janus’ largest shareholder, Dai-ichi Life (Dai-ichi), has committed to supporting the merger and intends to extend its strategic partnership to the combined group

London / Denver — 3 October 2016 — Henderson Group plc (“Henderson”) (LSE & ASX: HGG) and Janus Capital Group Inc. (“Janus”) (NYSE: JNS) today announce that their respective Boards of Directors have unanimously agreed to an all-stock merger of equals. The combined company will be named Janus Henderson Global Investors plc.

The merger will be effected via a share exchange with each share of Janus common stock exchanged for 4.7190 newly issued shares in Henderson. Henderson and Janus shareholders are expected to own approximately 57% and 43% respectively of Janus Henderson Global Investors’ shares on closing, based on the current number of shares outstanding. The merger is currently expected to close in the second quarter of 2017, subject to requisite shareholder and regulatory approvals.

The combination of these two complementary businesses is expected to create a leading global active asset manager with significant scale, diverse products and investment strategies, and depth and breadth in global distribution. The result will be an organisation that is well-positioned to provide world-class client service, gain market share and further enhance shareholder value.

Andrew Formica, Chief Executive of Henderson, said “Henderson and Janus are well-aligned in terms of strategy, business mix and most importantly a culture of serving our clients by focusing on independent, active asset management. I look forward to working side-by-side with Dick, as we create a company with the scale to serve more clients globally, as well as the strength to meet their future needs and the growing demands of our industry.”

Dick Weil, Chief Executive Officer of Janus, said “This is a transformational combination for both organizations. Janus brings a strong platform in the US and Japanese markets, which is complemented by Henderson’s strength in the UK and European markets. The complementary nature of the two firms will facilitate a smooth integration and create an organization with an expanded client-facing team and product suite, greater financial strength, and enhanced talent, benefiting clients, shareholders and employees.”

Benefits of the Merger

Expanded Client Facing Team

•                  Increased distribution strength and coverage in key markets, including the US, Europe, Australia, Japan and the UK, as well as a growing presence in the Asia-Pacific region, the Middle East and Latin America;

•                  Janus Henderson Global Investors’ AUM by region on a pro forma basis will be approximately 54% US; EMEA 31% and the Pan Asian region 15%; and

•                  Complementary brand attributes strengthen global market position.

Diversified Products and Investment Strategies

•                  Diversified products and investment strategies to better address a broader range of contemporary client needs;

•                  Between them, Henderson and Janus have both invested to satisfy future client needs for alternative sources of income and absolute return;

•                  Combined organisation will have a broad array of outperforming strategies; and

•                  Enhanced global investment footprint, portfolio management experience and depth of research teams each support even better outcomes for clients.

Enhanced Talent

•                  Combining the talent from both firms creates a stronger organisation of approximately 2,300 employees, based in 29 locations around the world;

•                  Complementary nature of the two businesses and expanded global footprint creates broader platform for professional development; and

•                  Cultural compatibility driven by shared client-centric values and minimal overlap of investment strategies and client assets.

Financial Strength

•                  Combined balance sheet creates greater financial stability through market cycles and allows Janus Henderson Global Investors to continue to grow and invest in new opportunities;

•                  Combined group had revenue of more than US$2.2bn and underlying EBITDA of approximately US$700m (for the year ended 31 December 2015; see Note);

•                  Increased economies of scale expected to lead to greater efficiency and improved profitability; and

•                  The Board of Janus Henderson Global Investors is expected to continue to operate a progressive dividend policy, growing the dividend broadly in line with underlying earnings growth over the medium term and with a payout ratio consistent with Henderson’s current practice.

Value Creation

•                  Targeting annual run rate net cost synergies of at least US$110m weighted to the first 12 months following completion and expected to be fully realised three years post completion, representing approximately 16% of the combined group’s underlying EBITDA (see Note);

•                  Synergies expected to drive double digit accretion to both companies’ earnings per share (excluding one-off costs) in the first 12 months following closing; and

•                  Ambition to deliver 2-3 percentage points of additional net new money from the combined business post-integration.

Governance and Management

The Board of Directors will comprise equal numbers of Henderson and Janus directors, with Henderson Chairman Richard Gillingwater becoming Chair of the combined Board and Janus’ Glenn Schafer becoming Deputy Chair.

Janus Henderson Global Investors will be managed by a newly appointed Executive Committee, whose members will report jointly to Co-CEOs Dick Weil and Andrew Formica:

•                  Janus’ Head of Investments, Enrique Chang, will become Global Chief Investment Officer

•                  Henderson’s Global Head of Distribution, Phil Wagstaff, will become Global Head of Distribution

•                  Janus’ President Bruce Koepfgen, will become Head of North America

•                  Henderson’s Executive Chairman Pan Asia, Rob Adams, will become Head of Asia Pacific

•                  Janus’ CFO, Jennifer McPeek, will become Chief Operating and Strategy Officer

•                  Henderson’s Chief Financial Officer (CFO), Roger Thompson, will become CFO

•                  Janus’ Chief Compliance Officer, David Kowalski, will become Chief Risk Officer

•                  Henderson’s General Counsel and Company Secretary, Jacqui Irvine, will become Group General Counsel and Company Secretary

Janus’ subsidiaries, INTECH and Perkins will be unaffected by the merger. INTECH CEO, Adrian Banner, will continue to report to the INTECH Board of Directors and Perkins CEO, Tom Perkins, will continue to report to the Perkins Board of Directors.

Dividends and Share Buyback

Under the terms of the merger, Henderson and Janus have agreed that:

•                  Prior to closing and subject to shareholder approval, Henderson shareholders will be entitled to receive a final dividend in the ordinary course for the year ending 31 December 2016. The timing of payment of any such dividend may be accelerated, so that it occurs prior to closing;

•                  Prior to closing of the merger and subject to the Janus Board’s approval, Janus shareholders will be entitled to receive quarterly cash dividends in November 2016 and February 2017; and

•                  After closing of the merger, Janus Henderson Global Investors’ shareholders will be entitled to receive an interim dividend for the three-month period ending 31 March 2017, in an amount to be determined by the Janus Henderson Global Investors Board.

The £25m share buyback of Henderson shares, scheduled to take place in the second half of 2016, will no longer take place.

Relationship with Dai-ichi

•                  Dai-ichi, the largest Janus shareholder, has committed to vote in favour of the merger and believes the combination will further strengthen its global partnership with Janus Henderson Global Investors;

•                  Post-merger, Dai-ichi will hold approximately 9% of the combined group and intends to further invest in the combined company to increase its ownership interest to at least 15%;

•                  To assist Dai-ichi in achieving its ownership ambitions, the parties have agreed, subject to the completion of the merger, to sell Dai-ichi options to subscribe for up to approximately 5% of new Janus Henderson Global Investors shares; and

•                  Dai-ichi anticipates additional investments in the Janus Henderson Global Investors product range, post-closing, of up to US$500m, which would bring its total committed invested assets in Janus Henderson Global Investors to US$2.5bn.

About Henderson

Henderson is an independent global asset manager, specialising in active investment. Named after its first client and founded in 1934, Henderson is a client-focused global business with over 1,000 employees worldwide and assets under management of £95.0bn (30 June 2016). Its core areas of investment expertise are European equities, global equities, global fixed income, multi-asset and alternatives. Headquartered in London, Henderson has 19 offices around the world.

Henderson is dual-listed on the Australian Securities Exchange (“ASX”) and the London Stock Exchange (“LSE”), a member of the ASX 100 and FTSE 250 indices, and has a market capitalisation of approximately £2.6bn (as at 30 September 2016).

As at 30 June 2016, Henderson had total assets of £1,876.1m and £220.0m underlying profit before tax in the financial year ended 31 December 2015.

About Janus

Janus Capital Group Inc. is a global investment firm dedicated to delivering better outcomes for clients through a broad range of investment solutions, including fixed income, equity, alternative and multi-asset class strategies. It does so through a number of distinct asset management platforms within Janus Capital Management LLC (Janus), as well as INTECH, Perkins and Kapstream, in addition to a suite of exchange-traded products. Each team brings distinct asset class expertise, perspective, style-specific experience and a disciplined approach to risk. Investment strategies are offered through open-end funds domiciled in both the US and offshore, as well as through separately managed accounts, collective investment trusts and exchange-traded products. Based in Denver, Janus has offices located in 12 countries throughout North America, Europe, Asia and Australia. The firm had complex-wide assets under management and ETP assets totalling US$195bn as of 30 June 2016.

Janus is listed on the New York Stock Exchange (“NYSE”) under the ticker JNS, and currently has a market capitalisation of US$2.6bn.

As at 30 June 2016, Janus had gross assets of US$2,839.8m, and for the year ending 31 December 2015, profit before tax of US$253.3m.

Market briefing

Andrew Formica and Dick Weil will host two market briefings on 3 Oct 2016:

Briefing 1: To be led by Henderson Chief Executive, Andrew Formica:

21:30 (Sydney) / 11:30 (London) / 06:30 (New York) / 04:30 (Denver)

Presentation slides and audio webcast details: To access the presentation slides and join the audio webcast, go to www.henderson.com/ir and click on the relevant link on the homepage.

A replay archive of the webcast will be available shortly after the event.

Teleconference details: To link up to the briefing, dial one of the following numbers. We recommend participants start dialling in 10 to 15 minutes prior to the start of the presentation.

United Kingdom	0800 694 0257 (free call)
Australia	1800 020 199 (free call)
United States	1 866 966 9439 (free call)
All other countries	+44 (0) 1452 555 566 (this is not a free call number)
Conference title	Henderson Group, Market Update
Conference ID	89099212
Chairperson	Andrew Formica

Briefing 2: To be led by Janus Chief Executive Officer, Dick Weil:

01:00 (Sydney) / 15:00 (London) / 10:00 (New York) / 08:00 (Denver)

Presentation slides and audio webcast details: To access the presentation slides and to join the audio webcast, go to ir.janus.com and click on the relevant link on the homepage.

Teleconference details: To link up to the briefing, dial one of the following numbers. We recommend participants start dialling in 10 to 15 minutes prior to the start of the presentation.

United States / Canada	+1 (877) 723 9511
United Kingdom	0808 101 7162
Australia	1800 617 345
All Other Countries	+1 (719) 325 4926
Conference title	Janus Capital Group Conference Call
Conference ID	2501328
Chairperson	Dick Weil

A replay archive of the briefings will be available on the Henderson Group website shortly after the event: www.henderson.com/ir and on the Janus website: ir.janus.com.

Enquiries

Investor enquiries

Henderson	Janus Capital Group
Miriam McKay, Head of Investor Relations	John Groneman, Vice President, Head of Investor Relations & Assistant Treasurer
miriam.mckay@henderson.com	john.groneman@janus.com
+44 (0) 20 7818 2106	+1 (303) 336 7466
investor.relations@henderson.com	InvestorRelations@janus.com

Media enquiries

Henderson	Janus Capital Group
Angela Warburton, Global Head of Communications	Erin Passan, Head of Corporate Communications
angela.warburton@henderson.com	erin.passan@janus.com
+44 (0) 20 7818 3010	+1 (303) 394 7681

United Kingdom: FTI Consulting
Andrew Walton
+44 (0) 20 3727 1514

Asia Pacific: Honner
Rebecca Piercy
+61 2 8248 3740

Bank of America Merrill Lynch (Financial Adviser, Corporate Broker and Sponsor to Henderson) +44 (0) 20 7628 1000

Damon Clemow

Edward Peel

Centerview Partners (Financial Adviser to Henderson) +44 (0) 20 7409 9700

Robin Budenberg

Nick Reid

Details of the Merger

Under the terms of the proposed merger, the businesses of Henderson and Janus will be combined under Henderson, which will be renamed Janus Henderson Global Investors plc (“Janus Henderson Global Investors”).

The merger will take place via a share exchange, with each share of Janus common stock exchanged for 4.7190 Henderson ordinary shares. The exchange ratio was determined primarily with reference to the average daily VWAP of the respective businesses for the 30 trading days prior to this announcement.

Janus Henderson Global Investors shares will be delivered to Janus shareholders as merger consideration, with Janus Henderson Global Investors applying for admission to trade on the NYSE as its primary listing and with the existing listing on the ASX retained. Following closing, Janus Henderson Global Investors intends to comply fully with all applicable US and ASX security reporting requirements.

Henderson will be renamed Janus Henderson Global Investors immediately post-merger and will continue to be a Jersey incorporated company and tax resident in the UK.

Listing

Henderson shares currently trade on the LSE and ASX, and Henderson is a member of the FTSE 250 and ASX 100 indices; Janus shares currently trade on the NYSE and Janus is a member of the S&P Mid-Cap 400 and Russell 2000.

Both Henderson and Janus believe that the liquidity for the combined group’s investors should be maximised post-closing. Currently the deepest pool of liquidity for Henderson is in Australia and for Janus is in the US.

Having considered the cost and complexity of continuing to have its shares trade on both the LSE and the NYSE, Henderson intends to cancel its listing on the Official List and admission of its shares from trading on the LSE (“London Delisting”), moving to become an SEC reporting company and admission to trading on the NYSE as its primary listing at closing. Janus Henderson Global Investors will maintain Henderson’s listing and quotation of its Chess Depository Interests (CDIs) on the ASX, linked to the primary listing on the NYSE.

Post-closing, Janus Henderson Global Investors expects to maintain ASX 100 and Russell 2000 index inclusion, and will seek inclusion into S&P indices.

Value Creation

Henderson and Janus believe there are opportunities for significant cost savings and revenue growth.

Both Henderson and Janus have a strong track record of driving shareholder value from transaction integrations and delivering announced synergies on schedule, whilst successfully driving core business growth and retaining talent.

Cost synergies

Henderson and Janus are targeting at least US$110m of annual run rate net cost synergies, to be weighted towards the first 12 months and expected to be fully realised three years post completion.

Cost synergies are expected to arise from the consolidation of overlapping functions and from non-compensation expenses, such as rent, IT, legal and professional costs. The savings are incremental to current cost savings and operational improvement initiatives already underway at both companies. The cost synergies have been reviewed independently by external accountants.

Estimated one-time costs of U.S.$165-185m are expected to be incurred to achieve the recurring cost synergies target.

Revenue growth opportunities

In addition to the cost synergies outlined above, the boards of Henderson and Janus believe the merger could create significant additional revenue growth opportunities. This includes leveraging both companies’ brand strength to cross-sell the expanded product range across Henderson’s and Janus’ respective core geographies and customer bases:

•                  US retail, where Janus’ approximately US$116bn of AUM is significantly larger than Henderson’s US retail business of approximately US$12bn of AUM;

•                  Japan, where Janus currently has approximately US$16bn of AUM having benefited from the strategic relationship with Dai-ichi, compared to Henderson which has less than US$0.5bn of AUM;

•                  UK, where Henderson has approximately US$66bn of AUM and Janus has US$3bn of AUM; and

•                  Europe and LatAm, where Henderson has approximately US$28bn of AUM, compared to Janus which has approximately US$7bn of AUM.

The Boards of Henderson and Janus believe the combined group will generate approximately 2-3 percentage points of additional net new money following integration.

Financial Effects of the Acquisition

The merger is expected to be double-digit accretive to both companies’ earnings per share (excluding one-off costs) in the first 12 months following closing.

It is expected that the effective tax rate for the combined group will reflect a blend of Henderson and Janus’ standalone tax rates.

Henderson Board Recommendation

The Henderson Directors consider the merger to be in the best interests of Henderson and Henderson shareholders as a whole and intend unanimously to recommend that Henderson shareholders vote in favour of the resolutions to be proposed at the Henderson General Meeting, which will be convened in connection with the merger.

The Henderson Directors have received financial advice from Bank of America Merrill Lynch and Centerview Partners and legal advice from Freshfields Bruckhaus Deringer LLP in relation to the merger. In providing their advice to the Henderson Directors, Bank of America Merrill Lynch and Centerview Partners have relied upon the Henderson Directors’ commercial assessment of the merger.

Janus Board Recommendation

The Janus Board has approved the merger, declared it advisable, fair to, and in the best interests of, Janus and its stockholders and will recommend that the stockholders of Janus vote to adopt the merger agreement at a special meeting of Janus’ stockholders to be held for the purpose of adoption of the merger agreement.

Janus Capital Group Inc. was advised by Loeb Spencer House Partners, an investment banking division of Loeb Partners Corporation and Skadden, Arps, Slate, Meagher and Flom LLP and Affiliates.

Summary Timetable

Key activities	Dates
Merger announcement	3 October 2016
Janus 3Q results	25 October 2016
Henderson 3Q trading statement	27 October 2016
Henderson FY16 results	9 February 2017
Expected Janus FY16 results	25 February 2017
Merger documentation published	Post FY16 results
Merger complete	Q2 2017
• Janus Henderson Global Investors to trade on NYSE
• Henderson intends to cease trading on the LSE
• Janus Henderson Global Investors’ CDIs continue to trade on ASX

Current Trading

Henderson AUM at 31 August 2016 was £100.0bn (30 June 2016: £95.0bn).

The Merger Agreement

On 3 October, 2016 Henderson and Janus entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to the business combination of Henderson and Janus. Pursuant to the Merger Agreement, a newly formed, direct wholly-owned subsidiary of Henderson will merge with and into Janus, with Janus as the surviving corporation and a direct wholly-owned subsidiary of Henderson. On the terms and subject to the conditions of the Merger Agreement, each share of Janus’ common stock will be exchanged for 4.7190 Henderson ordinary shares.

In connection with the Merger Agreement, Dai-ichi has entered into a voting agreement with Henderson and Janus, pursuant to which it has agreed to vote its Janus shares in favour of the merger.

Henderson and Janus intend for the merger to qualify as a reorganisation for US federal income tax purposes.

The Merger Agreement contains mutual customary representations and warranties made by each of Henderson and Janus, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice in all material respects and to refrain from taking certain actions without the other party’s consent (with allowance to declare and pay the dividends referred to above), (ii) not to solicit, initiate, knowingly encourage or knowingly take any other action designed to facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, regarding any proposal of an alternative transaction, (iii) subject to certain exceptions, not to withdraw, qualify or modify the support of its board of directors for the Merger Agreement and (iv) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals.

The Merger Agreement contains certain termination rights for each of Henderson and Janus, including in the event that (i) the Merger is not consummated on or before  30 September 2017 (the “Outside Date”), (ii) the approval of the merger by the shareholders of Henderson or the stockholders of Janus is not obtained at the respective shareholder meetings or (iii) if any restraint that prevents, makes illegal or prohibits the consummation of the merger shall have become final and non-appealable. In addition, Henderson and Janus can each terminate the Merger Agreement prior to the shareholder meeting of the other party if, among other things, the other party’s board of directors has changed its recommendation that its shareholders approve the merger, and adopt the Merger Agreement.

The Merger Agreement further provides that if Henderson or Janus terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the merger at the shareholder meeting, Henderson or Janus, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses subject to a cap of US$10m (approximately £8m) and that, upon termination of the Merger Agreement under specified circumstances, including (i) a change in the recommendation of the board of directors of Henderson or Janus or (ii) a termination of the Merger Agreement by Henderson or Janus, because of a failure of the shareholders of the other party to approve the merger or because the merger is not consummated by the Outside Date, at a time when there was an offer or proposal for an alternative transaction with respect to such party (and such party enters into or consummates an alternative transaction within a 12-month tail period), Henderson or Janus, as the case may be, will pay to the other party a termination fee equal to US$34m (approximately £26m) in cash.

Regulatory

The merger is subject to customary regulatory approvals, including, amongst others, expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approval of the merger by the Financial Industry Regulatory Authority, Inc. and approval of the merger by the Financial Conduct Authority (“FCA”) in respect of Henderson becoming a controller of any Janus entity authorised by the FCA.

Conditions to the Merger

The closing of the merger is subject to customary conditions for a transaction of this size and type including, among other things, the following: (i) approval of the merger by Janus’ shareholders, (ii) approval by Henderson’s shareholders of the merger, the change of name of Henderson Group plc to Janus Henderson Global Investors plc, certain changes to Henderson’s Memorandum and Articles of Association, and the London Delisting (iii) the regulatory approvals referred to above, (iv) the SEC having declared effective Henderson’s Registration Statement relating to the Henderson shares to be issued in the merger, and such Henderson shares having been approved for listing on the NYSE, (v) the absence of judgments, orders or decrees preventing or making illegal consummation of the merger, (vi) approval of new investment advisory agreements with respect to 67.5% of Janus’ public funds, and (vii) the absence of breach of the representations and warranties by Henderson and Janus (subject to materiality qualifications) and material compliance by each of Henderson and Janus with its covenants.

Dai-ichi Agreements

Dai-ichi, the largest Janus shareholder, has committed to vote in favour of the merger and believes the combination will further strengthen its global partnership with Janus Henderson Global Investors. Post-merger, Dai-ichi will hold approximately 9% of the combined group and intends to further invest in the combined company to increase its ownership interest to at least 15%. To assist Dai-ichi in achieving its ownership ambitions, the parties have agreed, subject to the completion of the merger, to sell Dai-ichi options to subscribe for up to approximately 5% of new Janus Henderson Global Investors shares. Dai-ichi anticipates additional investments in the Janus Henderson Global Investors product range, post-closing, of up to US$500m, which would bring its total committed invested assets in Janus Henderson Global Investors to US$2.5bn.

The Investment and Strategic Cooperation Agreement

On 3 October 2016, Janus, Henderson and Dai-ichi entered into an amended and restated Investment and Strategic Cooperation Agreement relating to the continuing investment of Dai-ichi in the combined group from closing of the merger (the “ISCA”). The ISCA gives Dai-ichi the right to appoint a director to the Janus Henderson Global Investors Board, access to certain information rights on the combined group and the right to participate in future share issuances of the combined group on a pre-emptive basis, in each case, dependent on Dai-ichi maintaining its shareholding in the combined group at the level immediately after closing of the merger (subject to dilution in certain circumstance) (the “Applicable Percentage”). The ISCA provides that Dai-ichi’s shareholding in the combined group may not exceed 20%.

The ISCA requires Dai-ichi to comply with (i) certain standstill obligations in respect of the acquisition by Dai-ichi of Janus Henderson Global Investors shares until such time as it holds less than 3% of the combined group (at which point the standstill obligations fall away) and (ii) certain restrictions on Dai-ichi’s sale of Janus Henderson Global Investors shares (in each case, subject to limited exceptions). The transfer restrictions fall away in part from the earlier of termination of the ISCA and three years after signing. Janus Henderson Global Investors has the right to nominate one or more preferred third party investors to participate in the sale of any shares owned by Dai-ichi.

Dai-ichi has agreed to maintain investments in the combined group of not less than US$2bn and invest up to an additional US$500m in new investment products on terms to be agreed in good faith discussions. A certain proportion of Dai-ichi’s investments will continue to be held in seed capital investments. Janus Henderson Global Investors and Dai-ichi have agreed to cooperate in good faith and use commercially reasonable efforts to sell investment products through each other’s distribution channels.

The ISCA contains certain termination rights, including the right for either Janus Henderson Global Investors or Dai-ichi to terminate the agreement if: (i) Dai-ichi’s shareholding in the combined group falls below the Applicable Percentage, (ii) Dai-ichi loses its right to appoint a director to the Janus Henderson Global Investors Board or (iii) from three years after closing, on 90 days’ written notice.

The Option Agreement

Henderson and Dai-ichi have entered into an option agreement in which, conditional on completion of the Merger Agreement, Henderson will grant Dai-ichi: (i) 11 tranches of 5,000,000 Janus Henderson Global Investors shares for approximately

2.7% of Janus Henderson Global Investors, at a strike price of 299.72 pence per share, and (ii) subject to the approval of Henderson shareholders, nine tranches of 5,000,000 Janus Henderson Global Investors shares for approximately 2.2% of Janus Henderson Global Investors, at a strike price of 299.72 pence per share. The price that Dai-ichi will pay at closing for the purchase of the options is £19.8m. In aggregate, the options sold to Dai-ichi would, if exercised at closing of the merger, entitle Dai-ichi to an additional approximate 5% holding in the combined group.

Accounting Matters

Janus Henderson Global Investors will report quarterly in US Dollars and under US GAAP, with Henderson transitioning from IFRS to US GAAP. Pro forma US GAAP financials for Henderson are expected to be published in the UK Circular and documents filed with the SEC. Unless otherwise indicated, financial information contained within this document with respect to Henderson has been compiled based on IFRS. Historical activity reported using IFRS may change significantly upon conversion to US GAAP.

Henderson will re-denominate its share capital from pounds sterling into US dollars with effect from closing by amending its memorandum of association, subject to obtaining the approval of its shareholders in a general meeting.

Reverse Takeover Considerations

In accordance with the requirements of Rule 5.6.12G(2) of the Listing Rules of the UK Listing Authority (the “Listing Rules”), Henderson confirms that, because the merger is being structured as an acquisition of Janus by Henderson, and given the size of Janus relative to Henderson, the merger is classified as a reverse takeover of Janus by Henderson for the purposes of the Listing Rules.

In accordance with Listing Rule 5.6.12G(2), Henderson confirms that: (a) Janus has complied with the disclosure requirements applicable on the NYSE; and (b) there are no material differences between those disclosure requirements and the disclosure guidance and transparency rules of the FCA. Information which Janus has disclosed pursuant to the disclosure requirements applicable on the NYSE may be obtained at: www.janus.com.

Henderson will publish a shareholder circular in due course including notice of a general meeting at which it will seek the approval of its shareholders for the merger and certain other related matters.

The merger, as currently structured, is not subject to the City Code on Takeovers and Mergers.

Forward-looking statements and other important information

This announcement contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results and business of Janus, Henderson and the combined business. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast. Neither Janus nor

Henderson assumes any duty to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus or Henderson intend to do so, except as otherwise required by securities and other applicable laws.

In connection with the proposed transaction, Henderson intends to file a registration statement containing a proxy statement of Janus and other documents regarding the proposed transaction with the US Securities and Exchange Commission (the “SEC”).

JANUS’ AND HENDERSON’S SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS RELATING THERETO REGARDING THE MERGER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Investors and security holders are also urged to carefully review and consider each of Janus’ public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Janus, Henderson and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of shareholders of Janus in connection with the proposed transaction.

Information about the directors and executive officers of Janus and their ownership of Janus common stock is set forth in Janus’ Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24,

2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus’ shareholders in connection with the proposed transaction may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

This announcement has been prepared for the purposes of complying with the applicable law and regulation of the United Kingdom and Australia and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom and Australia. This announcement and the information contained herein are not for publication or for release, or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if and when published, the public documentation and, if given or made, such information or representations must not be relied on as having been authorised by Henderson or Merrill Lynch International or Centerview Partners.

Except as explicitly stated, neither the content of the Henderson group’s nor the Janus group’s website, nor any website accessible by hyperlinks on the Henderson group’s or the Janus group’s website is incorporated in, or forms part of, this announcement.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. Any securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”) except in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements and that will contain detailed information about Henderson and Janus and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by Henderson, such offering may be registered under the Securities Act.

This announcement is for information purposes only and does not constitute an offer for sale of any securities, an offer or an invitation to purchase any such securities in any jurisdiction or a solicitation of any vote or approval. This announcement does not constitute a prospectus or equivalent document.

Merrill Lynch International (“Bank of America Merrill Lynch”), a subsidiary of Bank of America Corporation, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK, is acting exclusively for Henderson and no one else in connection with the potential merger, Bank of America Merrill Lynch is not, and will not be responsible to anyone other than Henderson for providing the protections afforded to its clients or for providing advice in relation to the potential merger or any other matters referred to in this announcement.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority. Centerview Partners is acting exclusively for Henderson in connection with the potential merger.  Centerview Partners is not, and will not be, responsible to anyone other than Henderson for providing the protections afforded to its clients or for providing advice in relation to the potential merger or any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, each of Bank of America Merrill Lynch and Centerview Partners accept no responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Henderson or the potential merger, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future.  Each of Bank of America Merrill Lynch and Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Henderson share for the current or future financial years would necessarily match or exceed the historical published earnings per Henderson share.

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement. Nothing in this announcement should be construed as, or is intended to be, a solicitation for or an offer to provide investment advisory services.

Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither Henderson nor any of the Bank of America Merrill Lynch or Centerview Partners or their respective affiliates assumes any responsibility, obligation or undertaking to update, review or revise any of the forward-looking statements contained herein whether as a result of new information, future developments or otherwise. You should not place undue reliance on forward-looking statements, which speak only as the date of this announcement.

In connection with the proposed merger, Henderson and Janus will cause Henderson to file a registration statement which will include a prospectus and proxy statement of Janus, and Henderson will publish a UK shareholder circular. These documents will contain important information about the merger that should be read carefully before any decision is made with respect to the merger. These materials will be made available to the shareholders of Henderson and Janus at no expense to them. Investors and security holders will be able to obtain the registration statement (when available) free of charge at the SEC’s web site, www.sec.gov, after it has been filed. Any materials filed with the SEC may also be obtained without charge at Henderson’s website at www.henderson.com/ir  and Janus’ website at ir.janus.com .

When published, Henderson’s UK shareholder circular will be available on its website at www.henderson.com/ir .

The summary of the Merger Agreement and its terms referred to above has been included in order to provide investors with information regarding the principal terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Janus in its public reports filed with the SEC.  Except for the status of the Merger Agreement as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions related thereto, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the Merger Agreement are made solely for the benefit of the parties to such agreement and are qualified, including by information in disclosure schedules that the parties exchanged in connection with the execution of such agreement.  Representations and warranties may be used as a tool to allocate risks between the parties, including where the parties do not have complete knowledge of all facts.  Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterisations of the actual state of facts or conditions of Henderson, Janus or any of their respective affiliates.

Participants in the Solicitation

Janus, Henderson and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about Janus’ directors and executive officers is available in its Form 10-K for the year ended 31 December 2015, filed on 24 February 2016. Henderson intends to include information about its directors and executive officers in the registration statement if and when any such registration statement is filed. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC regarding the merger, when they become available.

Investors should read the all materials filed with the SEC carefully when they become available before making any vote. You may obtain free copies of these documents using the sources indicated above.

Note

This announcement includes certain non-US GAAP measures with respect to Janus and non-IFRS financial measures with respect to Henderson, including EBITDA. These unaudited non-GAAP and non-IFRS financial measures should be considered in addition to, and not as a substitute for, measures of Janus’ financial performance prepared in accordance with US GAAP, and measures of Henderson’s financial performance prepared in accordance with IFRS. In addition, these measures may be defined differently than similar terms used by other companies.

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